                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                             VLSI TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  918270-10-9
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                        2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE:  (408) 765-8080
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JANUARY 31, 1995

                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                              Page 1 of 4 Pages

CUSIP No. 918270-10-9                   13D                 Page 2 of 4  Pages

______________________________________________________________________________

1.     NAME OF REPORTING PERSON                              Intel Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-1672743
______________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
______________________________________________________________________________

3.     SEC USE ONLY
______________________________________________________________________________

4.     SOURCE OF FUNDS                                         Working Capital
______________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                              [ ]
______________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
______________________________________________________________________________

   NUMBER OF            7.    SOLE VOTING POWER                      6,482,811
    SHARES
 BENEFICIALLY           8.    SHARED VOTING POWER                          N/A
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                 6,482,811
 REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                     N/A

______________________________________________________________________________

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                        6,482,811

______________________________________________________________________________

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
______________________________________________________________________________

13.     PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                              17%

______________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                             CO
______________________________________________________________________________

CUSIP No. 918270-10-9                 13D                  Page 3 of 4 Pages

  Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 1992 (the "Initial Statement") and previously amended on August 25, 1992, August 5, 1994 and January 31, 1995 with respect to the common stock (the "Common Stock"), of VLSI Technology, Inc. ("VLSI" or the "Issuer").

Item 6.  Interest in Securities of the Issuer.

  (a)    Number of Shares Beneficially Owned:                      3,805,207

         Right to Acquire:                                  2,677,604 shares

         Percent of Class:              17% (based on 36,151,753 shares of
                                        common stock outstanding as reported
                                        by VLSI in its Form 10-Q for the
                                        quarter ended September 30, 1994)

  (b)    Sole Power to Vote, Direct the
         Vote of, or Dispose of Shares:                     3,805,207 shares



  (c)    Recent Transactions Principal:
         On January 31, 1995, the Reporting Person sold 1,000,000 shares of Common Stock in an open market broker transaction, at a price of $12.50 per share. On February 1, 1995, the Reporting Person sold 200,000 shares of Common Stock in open market broker transactions, at a price of $12.75 per share. On February 2, 1995, the Reporting Person sold 350,000 shares of Common Stock in open market broker transactions, at a price of $12.50 per share.

  (d)    Rights with Respect to Dividends
         or Sales Proceeds:                                             N/A

  (e)    Date of Cessation of Five Percent
         Beneficial Ownership:                                          N/A
   [/R]

CUSIP No. 918270-10-9                   13D                  Page 4 of 4 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated as of February 2, 1995.

                                            INTEL CORPORATION

                                            By   /s/  F. THOMAS DUNLAP, JR.
                                                ------------------------------
                                                    F. Thomas Dunlap, Jr.
                                                   Vice President, General
                                                    Counsel and Secretary